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January 10, 2011

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 4561
Attention: Barbara Jacobs, Assistant Director

Re:	Sapiens International Corporation N.V. (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2009
Filed April 29, 2010
File No. 000-20181

Dear Ms. Jacobs:

As per the e-mail correspondence between Mr. Michael Johnson of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) and the undersigned, as Chief Financial Officer of the Company, on Friday, January 7, 2011, I hereby confirm that the Company intends to file with the SEC its response to the additional comment concerning the above-referenced filing that was provided to the Company by the Staff in its letter dated December 13, 2010, by Tuesday, January 11, 2011.

Sincerely,

/s/ Roni Giladi

Roni Giladi
Chief Financial Officer
Sapiens International Corporation N.V.

cc:	Michael Johnson, Division of Corporation Finance
Roni Al Dor, President, Chief Executive Officer and Director, Sapiens International Corporation N.V.
Michael Rimon, Adv. and Jonathan M. Nathan, Adv., Meitar Liquornik Geva & Leshem Brandwein
Paul Weinberg, Adv.

www.sapiens.com